Exhibit 16
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Securities and Exchange Commission
Washington, D.C. 20549

August 8, 2000


Ladies and Gentlemen:

We were previously principal accountants for HealthCare Properties, L.P. and, under the date of February 4, 2000, except as to the third paragraph of note 13 which is as of March 1, 2000, we reported on the consolidated financial statements of HealthCare Properties, L.P. and subsidiaries as of and for the years ended December 31, 1999 and 1998. On July 20, 2000 our appointment as principal accountants was terminated. We have read HealthCare Properties, L.P.'s statements included under Item 4 of its Form 8-K filed on July 26, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with HealthCare Properties, L.P.'s statement that the change was approved by the General Partner.

Very truly yours,

/s/ KPMG LLP
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KPMG LLP